02034013

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Future Information Technology & Systems Co., Ltd.

*CURRENT ADDRESS 2-1, Kinshi 3-Chome, Sumida-Ku, Tokyo Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 1 2002
P THOMSON FINANCIAL

FILE NO. 82- 34657 FISCAL YEAR 3/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DATE : 5/13/02

[Translation]

BUSINESS REPORT

(3rd Term)

From: April 1, 1999
To: March 31, 2000

1. Outline of Business

(1) Business developments and achievements as well as major matters to be addressed by the Company:

BUSINESS ENVIRONMENTS

During the business year under review, while the business conditions in Japan began to show signs of slow recovery, the Japanese economy as a whole seems to need still more time to pick up on a full scale due to continuously higher unemployment rate and sluggish private consumption. Amid these business environments, the information service industry being the Company's business field continued to make steady progress and expanded to the market with 10 trillion yen sales. The year 2000 issue pending for these several years was dealt with without any great disorder and most recently, many companies have become more willing to invest in new systems in view of strengthening their competitive power.

Furthermore, the financial and securities industry as the Company's main business domain has designed to improve further business efficiency through business tie-up or merger beyond traditional corporate affiliation and also, every company has tackled with construction of new business models utilizing Internet. "System strategy" is one of the import managerial subjects. Accordingly, it seems that the favorable conditions to the Company's business will go on for the time being.

BUSINESS RESULTS

Under these circumstances, the Company positioned this business term under review as the year for establishing business foundation and made every effort to execute business making the best use of "intellectual property and IT technology in the securities area", its strongest asset. As the concrete example thereof, "construction of Internet securities transaction system" produced the most remarkable results. Since liberalization of handling fee for shares in 1998, on-line securities companies have rapidly grown and the numbers of accounts and transactions thereof have increased in a full speed. The Company provided the new entering on-line securities companies including DLJ direct SFG Securities Inc. and Monex, Inc., not only with systems but also with total solutions together with securities business consulting, concerning which the Company was highly valued.

In addition, the Company agreed to establish a "securities system service company" by joint venture with Bank of Tokyo-Mitsubishi, Ltd. and Kokusai Securities Co., Ltd. in order to expand the business centering on "new securities business model". Such new company is expected to operate securities back office system equipped with the Company's technology and know-how, and during the term under review, many managerial resources were thrown into designing and development works of such system.

As to the results for the term under review, the amount of orders received was ¥7,621 million (up 51% over the previous term), net sales amounted to ¥4,231million (up 9% over the previous term) and recurring loss amounted to ¥968 million (down 27% from the previous term). While the Company could not report any good results concerning recurring profit or loss, we consider that the Company succeeded in constructing the business foundation which would lead to the results of the 4th term and thereafter.

We express our sincere thanks to our shareholders and the parties concerned for their earnest support.

MAJOR MATTERS TO BE ADDRESSED BY THE COMPANY

The Company believes that the most important subject for the 4th term will be conversion into the profitable structure. For that purpose, the whole Company intends to devote itself to cope with "obtaining profit through reinforced project management" and "efficiency in indirect services/cost reduction", etc. In addition, toward going public, the Company will complete its internal control and arrange its disclosure systems.

For the 4th term, the Company will make its most and united efforts to improve its business results. Therefore, we would greatly appreciate your continued understanding and support.

(2) Capital Investment:

The total capital investments during the term under review amounted to ¥8 million, including buildings and attached structure, etc. in the amount of ¥4 million and internal OA furniture and fixtures in the amount of ¥3 million.

(3) Financing:

During the term under review, the Company raised funds of ¥2,610 million through capital increase by allotment to shareholders and third parties and a part of such raised funds was applied to repayment of the debts. As a result, the balance of short term loans at the end of the term under review amounted to ¥2,550 million.

(4) Summary of business results and position of assets:

Term / Item	1st fiscal year ending on March 1998 (98.2.2 ~ 98.3.31)	2nd fiscal year ending on March 1999 (98.4.1 ~ 99.3.31)	3rd fiscal year ending on March 2000 (99.4.1~ 00.3.31)
Net sales (¥thousands)	179,835	3,872,429	4,231,679
Recurring loss (¥thousands)	243,284	1,327,873	968,788
Net loss (¥thousands)	243,328	1,329,249	969,537
Net loss per share (¥)	27,036.50	147,694.34	107,726.41
Total assets (¥thousands)	1,053,903	2,199,141	4,095,642
Shareholders' equity (¥thousands)	206,671	- 1,122,577	517,884

2. Outline of the Company (as of March 31, 2000)

(1) Major Businesses:

Development and management of information processing systems by computers, and entrusted and related business in connection therewith.

(2) Major business place:

Head office: 2-1, Kinshi 3-chome, Sumida-ku, Tokyo

(3) Common stock of shares of the Company:

A. Total number of authorized shares to be issued by the Company: 23,200 shares

B. Total number of shares issued: 9,000 shares

C. Number of shareholders at the end of during the term concerned: 38
(An increase of 37 shareholders from the previous term)

D. Principal shareholders (the seven largest shareholders):

Name of shareholder	Investment to the Company	
	Number of shares held	Percentage to total shares outstanding (%)
CSK Corporation	6,500	72.22
Isao Okawa	800	8.89
Employee's Stock Association of Japan Future Information Technology & Systems CO., Ltd.	245	2.72
The Sanwa Bank, Ltd.	100	1.11
The Sumitomo Bank, Ltd.	100	1.11
The Bank of Tokyo-Mitsubishi, Ltd.	100	1.11
Toyota Motor Corporation	100	1.11

E. Shares to be issued upon exercise of subscription rights of new shares:

- Persons entitled to subscription rights of the new shares the issuance of which was resolved at the ordinary general meeting of shareholders held on June 15, 1998;
  Directors and employees of the Company 327 persons

  Covered shares;
  Par value common shares 542 shares (Note 1)
  (Par value amount per share is ¥50,000.)

  Issue price; ¥50,000 per share

Period during which subscription rights of new shares may be exercised;
From July 1, 2000 to May 31, 2008

- Persons entitled to subscription rights of the new shares the issuance of which was resolved at the extraordinary general meeting of shareholders held on August 25, 1999;
  Directors and employees of the Company 142 persons

  Covered shares;
  Par value common shares 206 shares (Note 2)
  (Par value amount per share is ¥50,000.)

  Issue price; ¥50,000 per share

  Period during which subscription rights of new shares may be exercised;
  From September 1, 2002 to May 31, 2008

  (Note 1) As of April 1, 2000, 399 shares
  (Note 2) As of April 1, 2000, 190 shares

(4) Principal lenders:

Lender	Amount of borrowings	Number of the Company's shares held by lender and percentage to total shares outstanding	
CSK Corporation	¥2,550 million	6,500 shares	72.22%

(5) Employees:

Number of employees	Comparison with the end of preceding term	Average age	Average length of service
314	-15	32 years and 3 months	1.72 years

(6) Condition of subsidiaries and affiliates:

The Company is a subsidiary of CSK Corporation, which owns 6,500 shares (72.22%) of its 9,000 shares issued and outstanding.
The Company is entrusted by CSK Corporation with system development as business transaction.

(7) Directors and Corporate Auditors:

Position in the Company	Name
Chairman and Director	Yoshio Niimura
President and Representative Directors	Naotaka Murasumi
Executive Vice President and Representative Director	Teiichi Aruga
Senior Managing Director	Hiroshi Uchida
Managing Director	Jiro Shimamura
Director	Shunji Kuchimura
Director	Shunsuke Takahara
Director	Ippei Imaeda
Director	Isao Okawa
Director	Yoshiji Fukushima
Director	Masahiro Aozono
Director	Takashi Miyano
Director	Masanori Furunuma
Corporate Auditor	Yoshihiro Kakuta

3. Important Facts Concerning the Company after Settlement of Accounts:

No important matters to be described.

(Note) With respect to the amounts and number of shares as described in this Business Report, the figures less than the unit indicated are discarded.

BALANCE SHEET - Assets

(As of March 31, 2000)

(ASSETS)

Current Assets	¥3,773,915,000
Cash on hand and at banks	2,229,106,000
Notes receivable	119,193,000
Accounts receivable	678,791,000
Securities	99,000
Merchandise	14,637,000
Systems in progress	695,480,000
Prepaid expenses	38,169,000
Other current assets	1,107,000
Less allowance for doubtful receivables	- 2,669,000
Fixed Assets	321,726,000
Tangible fixed assets	86,481,000
Buildings	74,424,000
Furniture and fixtures	12,057,000
Intangible fixed assets	49,977,000
Telephone subscription rights	2,979,000
Software	45,103,000
Other intangible fixed assets	1,895,000
Investment, etc.	185,266,000
Leasehold deposits	185,266,000
TOTAL ASSETS	¥4,095,642,000

BALANCE SHEET - Liabilities and Shareholders' Equity

(As of March 31, 2000)

(LIABILITIES)	
Current Liabilities	¥3,534,362,000
Accounts payable - trade	552,237,000
Short-term loans payable	2,550,000
Accounts payable	3,114,000
Accrued expenses	89,519,000
Accrued corporate tax, etc.	802,000
Accrued enterprise tax	8,123,000
Consumption tax, etc. payable	32,177,000
Advances received	70,407,000
Deposits received	13,096,000
Accrued bonuses to employees	214,883,000
Non-current Liabilities	43,395,000
Reserve for retirement benefits	43,395,000
TOTAL LIABILITIES	3,577,757,000
(SHAREHOLDERS' EQUITY)	
Common Stock	450,000,000
Statutory reserves	2,610,000,000
Additional paid-in capital	2,610,000,000
Net loss	2,542,115,000
Undisposed loss for the current term	2,542,115,000
(Net loss of the current term)	(969,537,000)
TOTAL SHAREHOLDEERS' EQUITY	517,884,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	¥4,095,642,000

INCOME STATEMENT

(From April 1, 1999 to March 31, 2000)

Recurring Profit and Losses:	
Operating revenues and expenses:	
Revenues from operations	¥4,231,679,000
Net sales	4,231,679,000
Costs and expenses	5,132,601,000
Cost of sales	3,855,596,000
Selling, general and administrative expenses	1,277,005,000
Operating loss	900,921,000
Non-operating income and expenses:	
Non-operating income	3,569,000
Interest receivable	353,000
Miscellaneous income	3,216,000
Non-operating expenses	71,436,000
Interest payable	47,216,000
Stock issue expenses	20,199,000
Miscellaneous losses	4,020,000
Recurring loss	968,788,000
Loss before income taxes for the current term	968,788,000
Corporate tax, resident tax and enterprise tax	749,000
Net loss of the current term	969,537,000
Loss brought forward from preceding term	1,572,577,000
Undisposed loss of the current term	2,542,115,000

[Translation]

AUDIT REPORT

02 MAR 27 AM 8:00

March 7, 2001

Mr. Naotaka Murasumi
President and Representative Director
Japan Future Information Technology & Systems Co., Ltd.

ChuoAoyama Audit Corporation

Masaaki Suzuki (Seal)
Representative
Person in charge
Certified Public Accountant

Mariko Hidaka (Seal)
Person in charge
Certified Public Accountant

We have audited the financial statements including the balance sheet, the statement of income and the statement for appropriation of loss of Japan Future Information Technology & Systems Co., Ltd. for the 2nd business term from April 1, 1998 to March 31, 1999 as set forth in the "Financial Condition" part hereof, to give the audit certification pursuant to the provisions of Article 193-2 of the Securities and Exchange Law.

In the course of such audit, our audits were made in accordance with generally accepted and applied auditing standards in Japan, and accordingly included such auditing procedures as we considered necessary in the circumstances.

As a result of the audit, we recognized that the accounting principles and procedures adopted by the Company were in conformity with generally accepted corporate accounting standards and continuously applied according to the same standard as that of the preceding business term, and that the presentation method in the financial statements was in accordance with the provisions prescribed by the "Regulations Concerning the Terminology, Forms and Presentation Method of the Financial Statements, etc." (the Financial Ministry Ordinance No. 59, 1963).

Consequently, we acknowledge that the above-stated financial statements duly present the financial condition of Japan Future Information Technology & Systems Co., Ltd. as of March 31, 1999 and the business results thereof for the business term ended on March 31, 1999.

There is no special interest relationship, which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law, between the Company and the said ChuoAoyama Audit Corporation or any of its persons in charge.

- End -

AUDIT REPORT

March 7, 2001

Mr. Naotaka Murasumi
President and Representative Director
Japan Future Information Technology & Systems Co., Ltd.

ChuoAoyama Audit Corporation

Masaaki Suzuki (Seal)
Representative
Person in charge
Certified Public Accountant

Mariko Hidaka (Seal)
Person in charge
Certified Public Accountant

We have audited the financial statements including the balance sheet, the statement of income, the cash flow statement, the statement for appropriation of retained earnings, statement of appropriation of loss and attached schedules thereto of Japan Future Information Technology & Systems Co., Ltd. for the 3rd business term from April 1, 1999 to March 31, 2000 as set forth in the "Financial Condition" part hereof, to give the audit certification pursuant to the provisions of Article 193-2 of the Securities and Exchange Law.

In the course of such audit, our audits were made in accordance with generally accepted and applied auditing standards in Japan, and accordingly included such auditing procedures as we considered necessary in the circumstances.

As a result of the audit, we recognized that the accounting principles and procedures adopted by the Company were in conformity with generally accepted corporate accounting standards and continuously applied according to the same standard as that of the preceding business term, and that the presentation method in the financial statements was in accordance with the provisions prescribed by the "Regulations Concerning the Terminology, Forms and Presentation Method of the Financial Statements, etc." (the Financial Ministry Ordinance No. 59, 1963).

Consequently, we acknowledge that the above-stated financial statements duly present the financial condition of Japan Future Information Technology & Systems Co., Ltd. as of March 31, 2000 and the business results and cash flows thereof for the business term ended on March 31, 2000.

There is no special interest relationship, which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law, between the Company and the said ChuoAoyama Audit Corporation or any of its persons in charge.

- End -

Financial Statements, etc.

(1) Financial statement

① Balance Sheet

(Thousands of yen)

Items \ Business term	2nd business term (As of March 31, 1999) Amount		Ratio	3rd business term (As of March 31, 2000) Amount		Ratio
(Asset)			(%)			(%)
I Current assets						
1. Cash in hand and at banks		668,007			2,229,106	
2. Notes receivable		176,425			119,193	
3. Accounts receivable *1		637,083			678,791	
4. Securities		99			99	
5. Merchandise		11,702			14,637	
6. System in progress		295,234			695,480	
7. Prepaid expenses		54,557			38,169	
8. Other current assets		4,601			1,107	
Allowance for doubtful accounts		- 4,834			- 2,669	
Total current assets		1,842,878	83.8		3,773,915	92.1
II Fixed assets						
1. Tangible fixed assets						
(1) Buildings	112,800			117,498		
Aggregate amount of depreciation	24,045	88,754		43,074	74,424	
(2) Tools, furniture and equipment	16,599			20,487		
Aggregate amount of depreciation	4,258	12,340		8,429	12,057	
Total tangible fixed assets		101,095	4.6		86,481	2.1
2. Intangible fixed assets						
(1) Trademark rights		--			1,895	
(2) Software		--			45,103	
(3) Telephone subscription rights		2,979			2,979	
Total intangible fixed assets		2,979	0.1		49,977	1.2
3. Investments and other assets						
(1) Long-term prepaid expenses		47,808			--	
(2) Leasehold deposits		204,379			185,266	
Total investments and other assets		252,188	11.5		185,266	4.6
Total fixed assets		356,263	16.2		321,726	7.9
Total assets		2,199,141	100.0		4,095,642	100.0

(Thousands of yen)

Items / Business term	2nd business term (As of March 31, 1999)			3rd business term (As of March 31, 2000)		
	Amount		Ratio	Amount		Ratio
(Liabilities)			(%)			(%)
I Current liabilities						
1. Accounts payable - trade		247,191			552,237	
2. Short-term loans for affiliate		2,650,000			2,550,000	
3. Accounts payable		14,171			11,238	
4. Accrued expenses		106,627			89,519	
5. Accrued income taxes		791			802	
6. Consumption taxes payable		49,631			32,177	
7. Advance received		43,601			70,407	
8. Deposits received		13,293			13,096	
9. Accrued bonuses to employees		174,040			214,883	
Total current liabilities		3,299,347	150.0		3,534,362	83.6
II Fixed liabilities						
1. Reserve for retirement allowances		22,371			43,395	
Total fixed liabilities		22,371	1.0		. 43,395	1.1
Total liabilities		3,321,719	151.0		3,577,757	87.4
(Shareholders' equity)						
I Paid-in capital *2		450,000	20.5		450,000	11.0
II Capital reserve		--			2,610,000	63.7
III Net loss						
1. Unappropriated loss for the current business term		1,572,577			2,542,115	
Total net loss		1,572,577	- 71.5		2,542,115	- 62.1
Total shareholders' equity		-1,122,577	- 51.0		517,884	12.6
Total liabilities and shareholders' equity		2,199,141	100.0		4,095,642	100.0

② Statement of Income

(Thousands of yen)

Items \ Business term	2nd business term (April 1, 1998 - March 31, 1999) Amount		Percentage (%)	3rd business term (April 1, 1999 - March 31, 2000) Amount		Percentage (%)
I Net sales *1		3,872,429	100.0		4,231,679	100.0
II Cost of sales *3		3,915,351	101.1		3,855,596	91.1
Gross profit		--			376,083	8.9
Gross loss		42,921	-1.1		--	
III Selling, general and administrative expenses *3,4						
1. Increase in allowance for doubtful accounts	3,876			--		
2. Remuneration for directors and corporate auditors	92,400			105,129		
3. Allowance for salaries and bonuses	512,626			503,923		
4. Increase in accrued bonuses to employees	51,237			45,737		
5. Increase in reserve for retirement allowance	6,152			6,975		
6. Statutory welfare expenses	73,449			76,186		
7. Amortization and depreciation	27,847			27,347		
8. Supplies	78,373			31,358		
9. Rent	125,924			126,213		
10. Other	313,640	1,285,528	33.2	354,133	1,277,005	30.2
Operating loss		1,328,450	- 34.3		900,921	- 21.3
IV Non-operating income						
1. Interest income	571			353		
2. Brokerage commissions for sales	24,182			--		
3. Brokerage commissions of insurance business	28			912		
4. Reversal of allowance for doubtful accounts	--			2,165		
5. Other	888	25,670	0.7	138	3,569	0.1
V Non-operating expenses						
1. Interest payable *1	25,093			47,216		
2. New stock issue expenses	--			20,199		
3. Other	--	25,093	0.7	4,020	71,436	1.7
Recurring loss		1,327,873	- 34.3		968,788	- 22.9
VI Extraordinary loss						
1. Loss on disposal of fixed assets *2	622	622	0.0	--	--	
Net loss before income taxes		1,328,495	- 34.3		968,788	- 22.9
Corporate income tax, corporate inhabitant tax and enterprise tax		753	0.0		749	0.0
Net loss		1,329,249	- 34.3		969,537	- 22.9
Loss brought forward from the preceding business term		243,328			1,572,577	
Unappropriated loss for the current business term		1,572,577			2,542,115	

Breakdown of cost of sales

(Thousands of yen)

Items / Business term	2nd business term (April 1, 1998 -March 31, 1999) Amount	Ratio (%)	3rd business term (April 1, 1999 -March 31, 2000) Amount	Ratio (%)
I Labor costs	1,733,947	46.8	1,844,132	48.2
II Cost paid to outside manufacturers	1,467,492	39.7	1,565,515	40.9
III Expenses	500,654	13.5	418,293	10.9
Manufacturing costs	3,702,094	100.0	3,827,941	100.0
Inventory amount of system in progress at beginning of business term	50,613		295,234	
Total	3,752,708		4,123,175	
Inventory amount of system in progress at end of business term	295,234		695,480	
Inventory amount of merchandise at beginning of business term	--		11,702	
Purchase amount of merchandise	469,580		430,835	
Inventory amount of merchandise at end of business term	11,702		14,637	
Cost of sales	3,915,351		3,855,596	

(Notes)

2nd business term (April 1, 1998 -March 31, 1999)	3rd business term (April 1, 1999 -March 31, 2000)
1. Calculation method for cost Calculation method for cost of sales of the Company is based on the individual cost calculation method by each project.	1. Calculation method for cost Same as that for the 2nd business term.
2. Breakdown of labor costs is as follows: Allowance for salaries and bonuses: ¥1,388,933 thousand Statutory welfare expenses: ¥157,984 thousand Increase in accrued bonuses: ¥122,802 thousand	2. Breakdown of labor costs is as follows: Allowance for salaries and bonuses: ¥1,411,591 thousand Statutory welfare expenses: ¥183,270 thousand Increase in accrued bonuses: ¥169,145 thousand
3. Breakdown of expenses is as follows: Rent: ¥277,679 thousand Lease: ¥56,665 thousand Maintenance costs: ¥39,775 thousand Supplies: ¥27,966 thousand	3. Breakdown of expenses is as follows: Rent: ¥219,759 thousand Lease: ¥43,844 thousand Maintenance costs: ¥22,527 thousand Supplies: ¥48,439 thousand

③ Statements of Cash Flows

(Thousands of yen)

Items \ Business term	3rd business term (Apr. 1, 1999 - Mar. 31, 2000) Amount
I. Cash flows from operating activities	
1. Net loss before income taxes	- 968,788
2. Depreciation and amortization	34,687
3. Increase in accrued bonuses to employees	40,842
4. Increase in reserve for retirement allowances	21,023
5. Decrease in allowance for doubtful accounts	- 2,165
6. Interest income	- 353
7. Interest expenses	47,216
8. Decrease in notes and accounts receivable	42,330
9. Increase in inventories	- 403,180
10. Decrease in prepaid expenses	16,263
11. Decrease in fixed leasehold deposits	19,113
12. Increase in accounts payable	305,046
13. Decrease in accrued expenses	- 17,108
14. Decrease in consumption taxes payable	- 17,453
15. Others	20,562
Subtotal	- 861,961
16. Interest received	353
17. Interest expense paid	- 47,091
18. Income taxes paid	- 738
Net cash used in operating activities	- 909,437
II. Cash flows from investing activities	
1. Purchases of tangible fixed assets	- 8,585
2. Purchases of intangible fixed assets	- 10,678
Net cash used in investing activities	- 19,264
III. Cash flows from financing activities	
1. Repayment of short-term loans	- 100,000
2. New stock issue	2,589,800
Net cash provided by financing activities	2,489,800
IV. Effects of exchange rate changes on cash and cash equivalents	--
V. Increase in cash and cash equivalents	1,561,099
VI. Cash and cash equivalents at beginning of business term	668,007
VII. Cash and cash equivalents at end of business term	2,229,106

④ Statement of Appropriation of Loss

(Thousands of yen)

Business term (Date of General Meeting of Shareholders having approved the appropriation)	2nd business term (June 16, 1999)		3rd business term (June 21, 2000)	
Items	Amount		Amount	
I. Unappropriated loss for the current business term		1,572,577		2,542,115
II. Appropriated loss				
1. Reversal of additional paid-in capital	--	--	2,542,115	2,542,115
III.Loss carried forward the next business term		1,572,577		--

Significant Accounting Policies

Items \ Business term	2nd business term (April 1, 1998- March 31, 1999)	3rd business term (April 1, 1999 - March 31, 2000)
1. Standard and method of valuation for securities	(1) Trading securities: Valuation of such securities is calculated by the lower cost method based on the moving average method (check-up method). (Additional information) With respect to the adoption of the lower cost method, although the cut-off method was applied before, it was changed to the check-up method for the current business term due to the amendment in the Japanese tax laws during the business term ended March 31, 1999. There is no amount affected by this change on the financial statements. (2) Non-trading securities: Valuation of such securities is calculated by the cost method based on the moving average method.	(1) Trading securities: Same as that for the 2nd business term. (2) Non-trading securities: Same as that for the 2nd business term.
2. Standard and method of valuation for inventories	(1) Merchandise: Valuation of merchandise is calculated by the cost method based on the moving average method. (2) Systems in progress: Valuation of systems in progress is calculated by the cost method based on the specific identification method.	(1) Merchandise: Same as that for the 2nd business term. (2) Systems in progress: Same as that for the 2nd business term.
3. Method of depreciation of fixed assets	(1) Tangible fixed assets: Depreciation of tangible fixed assets is generally computed by the declining balance method using the rate stipulated in the Japanese tax laws. (2) Intangible fixed assets: -------------------- (3) Long-term prepaid expenses: Depreciation of such expenses is generally computed by the straight-line method using the rate stipulated in the Japanese tax laws.	(1) Tangible fixed assets: Same as that for the 2nd business term. (2) Intangible fixed assets: Capitalized costs of software for internal use are amortized using the straight-line method over the estimated useful life (5 years) of the software. Others are amortized by the straight-line method using the rate stipulated in the Japanese tax laws. (3) Long-term prepaid expenses: --------------------

4. Method of depreciation of deferred assets	--------------------	New stock issue expenses: They were charged to income when paid.
5. Basis of significant allowances	(1) Allowance for doubtful accounts: Allowance for doubtful accounts was provided by computing using the rate stipulated in the Japanese tax laws. (2) Accrued bonuses to employees: They were provided by an estimated amount of bonuses to employees attributable to services rendered within the period. (3) Reserve for retirement allowances: It was provided principally at 50% of the amount that would have been paid if all employees had voluntary retired at the balance sheet date.	(1) Allowance for doubtful accounts: Same as that for the 2nd business term. (2) Accrued bonuses to employees: Same as that for the 2nd business term. (3) Reserve for retirement allowances: Same as that for the 2nd business term.
6. Accounting for lease transactions	All leases other than those under which title of ownership is deemed to be transferred to the leases are accounted for as operating leases.	Same as that for the 2nd business term.
7. Scope of funds in cash flow statements	--------------------	Funds (cash and cash equivalents) in the cash flow statements consist of cash in hand, demand deposits and certain short-term investments with original maturity of three months or less with virtually no risk of loss of value.
8. Other significant matters for the basis of preparation of financial statements	Accounting for consumption taxes: Consumption tax, etc. is accounted for under the tax exclusive method.	Accounting for consumption taxes: Same as that for the 2nd business term.

Change in Presentation

2nd business term (April 1, 1998 - March 31, 1999)	3rd business term (April 1, 1999 - March 31, 2000)
1. While the accrued tax for business place was previously stated as "accrued tax for business place", it (¥7,872 thousand) is included in "accrued payable" for the current business term.	----------------
2. Advertisement costs (¥15,992 thousand for the current business term), which were independently presented until the preceding business term, is included in "other" of selling, general and administrative expenses for the current business term, since the amount thereof accounted for less than 5% of the aggregate amount of selling, general and administrative expenses.	----------------

Additional information

2nd business term (April 1, 1998 - March 31, 1999)	3rd business term (April 1, 1999 - March 31, 2000)
----------------	(Tax-effect accounting) Due to the amendment in the regulations for the financial statements, the Company adopted the tax-effect accounting effective from the current business term. However, there were no deferred tax assets and deferred tax liabilities to be stated in the financial statements. The application of such new accounting standards had no impact on net loss and unappropriated loss for the current business term.
----------------	(Software) With respect to software which was classified as "long-term prepaid expenses" in the investments and other assets, the same accounting method has been consistently applied thereto due to the application of the interim measures by the "Guideline for the Accounting of Research and Development Expenditures and Software", (Report No. 12, March 31, 1999, the Accounting System Committee, The Japanese Institute of Certified Public Accountants). However, the presentation of such item was changed to "software", classified in the intangible fixed assets.

Notes

(Balance Sheet)

2nd business term (As of March 31, 1999)	3rd business term (As of March 31, 2000)
* 1 Item other than that stated in the classification "affiliate" includes the following: Accounts receivable - trade ¥57,651 thousand * 2 Total number of shares to be issued by the Company: 36,000 shares Total number of shares issued: 9,000 shares	* 1 Item other than that stated in the classification "affiliate" includes the following: Accounts receivable - trade ¥130,183 thousand * 2 Total number of shares to be issued by the Company: 23,200 shares Total number of shares issued: 9,000 shares

(Statement of Income)

2nd business term (April 1, 1998 - March 31, 1999)	3rd business term (April 1, 1999 - March 31, 2000)
* 1 Any items relating to transactions with affiliates include the following: Net sales: ¥331,833 thousand Interest payable: ¥25,093 thousand	* 1 Any items relating to transactions with affiliates include the following: Net sales: ¥523,051 thousand Interest payable: ¥47,216 thousand
* 2 Breakdown of loss on disposal of fixed assets is as follows: Buildings (partition): ¥622 thousand	* 2 -----------------
* 3 Labor costs (¥119,044 thousand) and expenses (¥1,004 thousand), which are included in the cost of sales of the statement of income or loss in accordance with the Commercial Code of Japan, are reclassified and included in selling, general and administrative expenses. Accordingly, cost of sales is presented by ¥120,049 thousand less and selling, general and administrative expenses is presented by ¥120,049 thousand more than that under the Commercial Code of Japan.	* 3 -----------------
* 4 -----------------	* 4 Aggregate amount of research and development expenditures: Research and development expenditures included in selling, general and administrative expenses: ¥68,315 thousand

(Cash Flow Statement)

(Thousands of yen)

3rd business term (April 1, 1999 - March 31, 2000)	
Relationship of the balance of cash and cash equivalents at the end of term and amounts of such item stated in the balance sheet	
	(As of March 31, 2000)
Cash and bank deposits:	2,229,106
Cash and cash equivalents:	2,229,106

(Lease Transactions)

2nd business term (April 1, 1998 - March 31, 1999)	3rd business term (April 1, 1999 - March 31, 2000)
Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

2nd business term (April 1, 1998 - March 31, 1999)

Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 1999 were as follows:

(Thousands of yen)

	Acquisition costs	Accumulated depreciation	Net book value
Tools, furniture & equipment	78,236	36,378	41,857
Software	21,939	4,753	17,185
Total	100,176	41,132	59,043

(2) Future minimum lease payments outstanding as of March 31, 1999 are summarized as follows:

Due in one year or less ¥33,974 thousand
Due after one year ¥29,591 thousand

Total ¥62,776 thousand

(3) Lease payments, depreciation of leased assets and interest payable are shown below:

Lease payments ¥34,974 thousand
Depreciation ¥30,962 thousand
Interest payable ¥5,564thousand

(4) Method of calculation of depreciation and interest: Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming the residual value of zero. Interest accrued from leased assets is the total amount of lease payments less the acquisition cost, and the distribution method for each business term is based on the interest law.

3rd business term (April 1, 1999 - March 31, 2000)

Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2000 were as follows:

(Thousands of yen)

	Acquisition costs	Accumulated depreciation	Net book value
Tools, furniture & equipment	55,823	38,206	17,616
Software	22,553	9,192	13,360
Total	78,376	47,399	30,977

(2) Future minimum lease payments outstanding as of March 31, 2000 are summarized as follows:

Due in one year or less ¥16,189 thousand
Due after one year ¥17,185 thousand

Total ¥33,374 thousand

(3) Lease payments, depreciation of leased assets and interest payable are shown below:

Lease payments ¥37,392 thousand
Depreciation ¥32,273 thousand
Interest payable ¥3,813 thousand

(4) Method of calculation of depreciation and interest: Same as that for the 2nd business term.

(Securities)

2nd business term (As of March 31, 1999)	3rd business term (As of March 31, 2000)
There are no securities to be disclosed. Carrying value on the balance sheet of major securities excluded from those subject to the disclosure: Discount bank debentures: ¥99 thousand (classified as current assets)	There are no securities to be disclosed. Carrying value on the balance sheet of major securities excluded from those subject to the disclosure: Discount bank debentures: ¥99 thousand (classified as current assets)

(Derivative transactions)

2nd business term (April 1, 1998 - March 31, 1999)	3rd business term (April 1, 1999 - March 31, 2000)
Since the Company has not been engaged in any financial derivative transactions, there are no transactions to be disclosed herein.	Same as that for the 2nd business term.

(Tax-Effect Accounting)

3rd business term
(April 1, 1999 - March 31, 2000)

1. Main items having deferred tax assets occurred are as follows:

(Thousands of yen)

	Preceding business term (As of March 31, 2000)
Deferred tax assets	
Amount exceeding the limit of an increase in accrued bonuses to employees:	53,397
Amount exceeding the limit of losses arising from disposal of assets to be disposed:	5,754
Amount exceeding the limit of an increase in reserve for retirement allowances:	4,413
Loss brought forward:	976,668
Other:	5,290
Subtotal deferred tax assets:	1,045,524
Appraisal reserve:	- 1,045,524
Total deferred tax assets:	--

(Income and Loss by Equity Method)

3rd business term (April 1, 1999 - March 31, 2000)
Since the Company owns no subsidiaries and affiliates, there are no matters relating thereto to be disclosed.